UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                             Auto Data Network, Inc.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    05270Q104
                                   -----------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  July 18, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)

CUSIP No. 05270Q104                   13D                     Page 2 of 13 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[_]
                                                                 (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF                 7.      SOLE VOTING POWER
       SHARES                           1,623,900 shares (See Item 5)
                         -------------------------------------------------------
      BENEFICIALLY              8.      SHARED VOTING POWER
       OWNED BY                         -0- (See Item 5)
                         -------------------------------------------------------
      EACH REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                         1,623,900 shares (See Item 5)
                         -------------------------------------------------------
          WITH                  10.     SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,623,900 shares (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.3% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

CUSIP No. 05270Q104                   13D                     Page 3 of 13 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Small Cap Value Offshore Fund, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[_]
                                                                 (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
      NUMBER OF                 7.      SOLE VOTING POWER
       SHARES                           2,395,900 shares (See Item 5)
                         -------------------------------------------------------
      BENEFICIALLY              8.      SHARED VOTING POWER
       OWNED BY                         -0- (See Item 5)
                         -------------------------------------------------------
      EACH REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                         2,395,900 shares (See Item 5)
                         -------------------------------------------------------
          WITH                  10.     SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,395,900 shares (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                 [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------

CUSIP No. 05270Q104                   13D                     Page 4 of 13 Pages
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[_]
                                                                 (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF                 7.      SOLE VOTING POWER
       SHARES                           2,249,500 shares (See Item 5)
                         -------------------------------------------------------
      BENEFICIALLY              8.      SHARED VOTING POWER
       OWNED BY                         -0- (See Item 5)
                         -------------------------------------------------------
      EACH REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                         2,249,500 shares (See Item 5)
                         -------------------------------------------------------
          WITH                  10.     SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,249,500 shares (See Item 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                    [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.3% (See Item 5)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                   13D                     Page 5 of 13 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS: Wynnefield Capital Management, LLC
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[_]
                                                                 (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF                 7.      SOLE VOTING POWER
       SHARES                           3,873,400 shares (See Item 5)(1)
                         -------------------------------------------------------
      BENEFICIALLY              8.      SHARED VOTING POWER
       OWNED BY                         -0- (See Item 5)
                         -------------------------------------------------------
      EACH REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                         3,873,400 shares (See Item 5)(1)
                         -------------------------------------------------------
          WITH                  10.     SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,873,400 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                    [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.6% (See Item 5)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (Limited Liability Company)
--------------------------------------------------------------------------------




(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I

CUSIP No. 05270Q104                   13D                     Page 6 of 13 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS: Wynnefield Capital, Inc.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)[_]
                                                                 (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
      NUMBER OF                 7.      SOLE VOTING POWER
       SHARES                           2,395,900 shares (See Item 5)(1)
                         -------------------------------------------------------
      BENEFICIALLY              8.      SHARED VOTING POWER
       OWNED BY                         -0- (See Item 5)
                         -------------------------------------------------------
      EACH REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                         2,395,900 shares (See Item 5)(1)
                         -------------------------------------------------------
          WITH                  10.     SHARED DISPOSITIVE POWER
                                        -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,395,900 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                    [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8% (See Item 5)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

      This Statement of Beneficial Ownership on Schedule 13D (the "Schedule 13D") is being filed pursuant to Rule 13d-1(e)(1) of the Securities Exchange Act of 1934, as amended, is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI"), who together have previously filed a Statement of Beneficial Ownership on
Schedule 13G with the Securities and Exchange Commission (the "Commission") on August 2, 2005, as amended on February 14, 2006,with respect to shares of common stock, $.001 par value per share, of Auto Data Network, Inc., a Delaware corporation with its principal executive offices located at 5 Centum Place, Lamberts Road, Turnbridge Wells, Kent, United Kingdom (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to shares of the common stock, $.001 par value per share (the "Common Stock"), of Auto Data Network, Inc., a Delaware corporation with its principal executive offices located at 5 Centum Place, Lamberts Road, Turnbridge Wells, Kent, United Kingdom.

ITEM 2. IDENTITY AND BACKGROUND.

      (a), (b), (c) and (f). This Schedule 13D is being filed by the Partnership, Partnership-I, the Fund, WCM and WCI. Although the Partnership, Partnership-I, the Fund, WCM and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Schedule 13D, they are sometimes referred to collectively as the "Wynnefield Group."

      WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Each of the Wynnefield Group entities which directly beneficially owns Common Stock made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

                                                                                                CONSIDERATION
NAME                         DATE OF PURCHASE                  NUMBER OF SHARES                 PAID

Partnership*                 July 18, 2006                     540,000                          $0.49
Partnership - I*             July 18, 2006                     745,000                          $0.49
Fund**                       July 18, 2006                     965,000                          $0.49

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

      No member of the Wynnefield Group has purchased any shares of Common Stock since the most recent date in the table above.

      Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSES OF TRANSACTION.

      Each member of the Wynnefield Group initially acquired its shares of Common Stock for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect.

      The Wynnefield Group is filing this Schedule 13D because on July 18, 2006 the Wynnefield Group purchased additional shares of Common Stock, resulting in the Wynnefield Group beneficially owning more than 20% of the outstanding shares of Common Stock.

      The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of

Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

      Depending on factors deemed relevant to the Wynnefield Group, including but not limited to changes in the Issuer's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

      (a) - (c) As of July 18, 2006, the Wynnefield Group beneficially owned in the aggregate 6,269,300 shares of Common Stock, constituting approximately 20.4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 30,691,390 shares outstanding on January 14, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the period ended November 30, 2004 filed with the Securities and Exchange Commission on January 18, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                                          Approximate Percentage of
Name                                  Number of Shares                    Outstanding Shares

Partnership*                          1,623,900                           5.3%
Partnership-I*                        2,249,500                           7.3%
Fund**                                2,395,900                           8.8%

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and

Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

      Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

      WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

      Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

      The filing of this Schedule 13D and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

      To the best knowledge of the Wynnefield Group, except as described in this
Schedule 13D, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group, and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

      The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days as follows:

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
Partnership           May 26, 2006                        1,000                 $0.66
Partnership           May 30, 2006                        2,500                 $0.69
Partnership           June 1, 2006                        30,800                $0.66
Partnership           June 2, 2006                        6,900                 $0.65
Partnership           June 22, 2006                       13,000                $0.58
Partnership           July 18, 2006                       540,000               $0.49

Partnership - I       May 26, 2006                        2,000                 $0.66
Partnership - I       May 30, 2006                        3,400                 $0.69
Partnership - I       June 1, 2006                        42,400                $0.66
Partnership - I       June 2, 2006                        9,900                 $0.65
Partnership - I       June 22, 2006                       17,000                $0.58
Partnership - I       July 18, 2006                       745,000               $0.49

Fund                  May 26, 2006                        2,000                 $0.66
Fund                  May 30, 2006                        4,100                 $0.69
Fund                  June 1, 2006                        50,800                $0.66
Fund                  June 2, 2006                        11,700                $0.65
Fund                  June 22, 2006                       20,000                $0.58
Fund                  July 18, 2006                       965,000               $0.49


      (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of July 24, 2006 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

      Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.



Exhibit 1 Joint Filing Agreement, dated as of July 24, 2006, among the Partnership, Partnership-I, Fund, WCM and WCI.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 24, 2006
                                        WYNNEFIELD PARTNERS SMALL CAP
                                        VALUE, L.P.

                                        By:  Wynnefield Capital Management, LLC,
                                        General Partner

                                        By:  /s/ Nelson Obus
                                            ------------------------------------
                                               Nelson Obus, Co-Managing Member


                                        WYNNEFIELD PARTNERS SMALL CAP
                                        VALUE, L.P. I

                                        By:  Wynnefield Capital Management, LLC,
                                               General Partner

                                        By:  /s/ Nelson Obus
                                            ------------------------------------
                                              Nelson Obus, Co-Managing Member


                                        WYNNEFIELD SMALL CAP VALUE
                                        OFFSHORE FUND, LTD.

                                        By: Wynnefield Capital, Inc.

                                        By:  /s/ Nelson Obus
                                            ------------------------------------
                                             Nelson Obus, President


                                        WYNNEFIELD CAPITAL
                                        MANAGEMENT, LLC

                                        By:  /s/ Nelson Obus
                                            ------------------------------------
                                             Nelson Obus, Co-Managing Member


                                        WYNNEFIELD CAPITAL, INC.

                                        By:  /s/ Nelson Obus
                                            ------------------------------------
                                             Nelson Obus, President